Exhibit 4(b)

Mr J van den Belt
Rathausstrasse 50
47638 Straelen
Germany

Venlo, November 22, 2000

Our ref.: VDV/VELT/987

Dear Mr Van den Belt,

With reference to your letter of appointment dated July 3, 2000 (CRE/BDAM/ACV/ 5518) we confirm below in more detail your service contract with Océ and your post as a member of the Board of Executive Directors of Océ N.V.

At the General Meeting of Shareholders, which will be held on March 7, 2001, you will be proposed for appointment as a member of the Board of Executive Directors. Assuming that this appointment is then effectuated, it will enter into force on the day of the said meeting.

Within the Board of Executive Directors you will be entrusted with responsibility for financial matters. The further allocation of your duties within the Board of Executive Directors will, after consultation with you and with the other members of the Board of Executive Directors, be decided on by us.

In the fulfilment of your post you will abide by the provisions of the law and of the Articles of Association of Océ N.V. and with the guidelines and policy directives that are laid down by the Board of Supervisory Directors of Océ N.V. in conformity with the powers that accrue to that Board.

In preparation for your appointment as a member of the Board of Executive Directors, you entered into the service of Océ N.V. on September 1, 2000.

Assuming that the General Meeting of Shareholders appoints you as a member of the Board of Executive Directors of Océ N.V., the following will apply:

1.         As director of the Océ companies you will, in accordance with the law and the Articles of Association of such companies, be granted the power to represent these companies.

With regard to this power of representation the provisions set out in Appendix I will apply.

2.         Payment of your remuneration and other emoluments as a member of the Board of Executive Directors of Océ N.V. will be made by Océ-Techologies B.V. The “Executive Board Scheme C” (see Appendix II) contains a number of general provisions relating to the remuneration and other conditions of employment for members of the Board of Executive Directors of Océ N.V. and these are therefore also applicable to you.

With regard to your remuneration the following has been agreed with you:

•          Your basic annual salary as from the date when you enter into the service of Océ N.V. amounts to NLG 650,000.

Each year, for the first time on January 1, 2001, the Board of Supervisory Directors will decide whether and, if so, by what amount this remuneration will be adjusted.

•          The bonus to be paid out to you in May 2001 will be calculated pro rata to the number of months that you will have been in service during the 2000 financial year and will be based on an annual salary of NLG 650,000.

•          Your gross bonus payments will be reduced each time by the fees that you have received in the relevant years from supervisory directorships with Océ companies and from other functions that you have fulfilled within the Océ Group.

•          You are eligible for the grant of stock options under the respective future stock option plans of Océ.

Upon entering into service you were granted, subject to the customary conditions, 25,000 options under the Océ stock option plan 2000 as compensation for the loss of a number of stock option rights as a result of your departure from your previous employer.

Please note that the granting of stock options is a prerogative of the Board of Supervisory Directors. In the event of subsequent stock option plans no rights can be derived from previous grants.

•          The representation allowance for the period as from your entry into service until January 1, 2001 will amount to 4/12 of the sum applicable to members of the Board of Executive Directors and will be paid out to you immediately after entering into service. Subsequent payments will take place on the customary dates.

•          As a supplement to what is stated in Executive Board Scheme C under the heading ‘Termination of employment’ the following will apply (but will not be applicable in the event of dismissal for urgent reasons):

If - and we hope this is not the case – you were to be forced, at our request, to leave service prior to your pension date, you will be entitled to a compensation payment equal to at most 24 monthly salaries. The monthly salary referred to here is equal to the salary in the month prior to the month in which such request reaches you. If such a request is made to you – once again we hope this is not the case – within a period of 24 months prior to your pension date, the figure of 24 months will be replaced by the number of months that still remain between the moment when such request is made and your pension date.

We are sending you this letter plus attachments in duplicate and would be pleased if, to signify your agreement with the contents hereof, you would sign one copy of each document to show your agreement and sign your initials on each page and then return that copy to us.

With kind regards, Océ N.V.	Seen and agreed
/s/ H.B. VAN LIEMT	/s/ J. VAN DEN BELT

H.B. van Liemt Chairman, Board of Supervisory Directors	J. van den Belt

Attachment I to letter VDV/VELT/987 dated November 22, 2000

From: H.B. van Liemt

To:     J. van den Belt

Re:      Authority to sign by Managers (Directors) of Dutch NVs (public limited companies) and BVs (private limited companies)

The Netherlands Civil Code (Book II, Articles 130 and 240) stipulates that an N.V./B.V. is in all cases represented as against third parties by each of the Managers (Directors) acting separately, except where the Articles of Association set the condition that the company can in all cases only be lawfully represented as against third parties by two or more Managers acting jointly.

The Articles of Association of the Dutch Océ companies stipulate that each Manager represents the company separately, but that – in the case where there are several Managers of a B.V. – he must act together with another Manager in respect of every action or transaction in excess of a value mentioned in the Articles of Association, and that he may sometimes require the approval of the Supervisory Directors or shareholders, for example for the purchase of immovable property and the designation of authorised signatories.

According to the law it is not always possible to rely on this provision in the Articles of Association as against third parties. This means, therefore, that the Company cannot release itself from a certain agreement or undertaking by stating that such obligation was entered into by a Manager who was not authorised to act because he did not have the cooperation, as required in the Articles of Association, of another Manager, Supervisory Director and/or shareholder.

At the time when the above-mentioned provision entered into force the supervisory directors of Océ N.V. deliberated on the question of whether, on the grounds of the new regulation, they should propose an alteration of the Articles of Association to the effect that the signature of two Managers is always required.

For practical reasons, however, it was decided not to implement this, but it was also decided that in the Articles of Association of the Dutch Océ companies the provision would be maintained to the effect that in certain important cases the cooperation of a second Manager, Supervisory Director and/or shareholder is required.

This implies:

that every Manager, acting alone, is lawfully able to bind his company irrevocably as against third parties, but also that every Manager is in certain cases still obliged as against the Company to request the cooperation of a fellow Manager, Supervisory Director and/or shareholder.

If a Manager does not abide by the latter obligation, the Company will indeed be bound to its commitment as against the outside world, but at the same time the Company can make a claim against the relevant Manager personally – i.e. against his private assets – on account of non-compliance with the Articles of Association.

We feel it is appropriate to bring the foregoing to your attention because, in view of the Articles of Association, the law means that on the one hand the Company will be bound by you, even if you fail to recognise the limitations imposed by the Articles of Association, and that on the other hand you will in such case be personally liable for the consequences of such an infringement of the Articles of Association.

Would you please sign a copy of this memo (which we are sending to you in duplicate) to signify your agreement and then return it to us.

Océ N.V.	Seen and agreed
/s/ H.B. VAN LIEMT	/s/ J. VAN DEN BELT

H.B. van Liemt Chairman, Board of Supervisory Directors	J. van den Belt

Attachment II to letter VDV/VELT/987 dated November 22, 2000

Remuneration and other conditions of employment – Executive Board Scheme C

I          Remuneration

(a)       Basic annual salary:

Your basic annual salary comprises your statutory entitlements to holiday bonus and is paid out in monthly instalments.

(b)       Variable pay / bonus

Each year, for the first time in May 2001, you will receive a bonus in respect of the preceding financial year, calculated in accordance with the bonus percentage table (see attachment II B) that forms part of Executive Board Scheme C.

II         Pension entitlements

See pension letter, attachment II A.

III       Incapacity for work insurance

See attachment II A.

Please note:

With regard to points II and III we would like to draw your attention to the fact that the insurer may make the insurance of higher-than-normal claims conditional on the results of a medical check-up.

IV       Other conditions of employment

(a)       Allowance for representation costs

Each year you will receive an allowance towards the costs of representation. This amount is normally paid out in the month of February. In 2000 the gross allowance for representation costs for the members of the Board of Executive Directors has been set at NLG 17,430 per annum, of which an amount of NLG 16,640 can be paid out net of tax.

You receive this allowance subject to the condition that you do not claim representation costs as a deductible item on your income tax return.

(b)       Car costs allowance

In attachment II C you will find the lease car scheme (category A) which is applicable to you as from the date of your appointment. Please note that the lease prices referred to in paragraph 2 are those that were determined for members of the Board of Executive Directors in 2000.

(c)       Salary in the event of death

In the event of death your widow or – in the event that she predeceases you – all those for whom you were the breadwinner, will receive from Employer your basic salary during the month in which death occurred and also for the subsequent three months, as well as the bonus entitlement that has accrued up to the month in which death occurred.

(d)       Holiday entitlements

Your holiday entitlement amounts to 30 working days per calendar year; no increase is applied on account of age or years of service.

(e)       Voluntary healthcare insurance

For the duration of your service contract you and your family are participants in our collective healthcare insurance policy, whereby the contribution made by the Company amounts to 50% of your premium for a ‘class 2’ insurance.

After your retirement you may also continue to participate in this collective healthcare insurance scheme; in addition, after your death, your widow and dependent children can continue to participate in the said insurance scheme; as regards the dependent children the rules are that, for such time as they are younger than 27 years they must either be entitled to child allowance or make use of the study financing scheme; in such cases the full premium is deducted from the old-age pension or the widows and orphans pension.

(f)       Other emoluments

In respect of your activities in the Océ Group (including supervisory directorships with Océ subsidiaries) you will receive no emoluments other than the emoluments mentioned in the present letter and in your letter of appointment dated July 3, 2000.

(g)       Outside posts

Without the consent of the Chairman of the Board of Supervisory Directors you are not allowed to accept other posts of any significant size alongside your present post; such other posts relate in particular to the holding of supervisory directorships or consultancy posts with other companies.

(h)       Termination of employment

For the termination of the employment contract a period of notice of six months will apply to both parties. At the moment of termination of your employment every post that you hold within the Océ Group at such time will terminate automatically, such to the extent that such posts have in that case not already been terminated for whatever reason.

(i)        Secrecy declaration and non-competition clause

The secrecy declaration and the non-competition clause are enclosed as attachments to this agreement and form an integral part hereof (see attachments II D and II E).

V.        Final provision

The arrangements set out in the present letter may at all times be changed, whether for a single time or permanently, in those cases where the Board of Supervisory Directors of Océ N.V. considers such to be necessary on the grounds of what it feels are clearly unreasonable or clearly unforeseen effects of the present arrangements.

EXECUTIVE BOARD BONUS SCHEME

Attachment II forming part of the service contract of Mr. van den Belt

Employee is entitled to a bonus that is determined on the basis of the table below. The bonus is paid out in each case in the month of May subsequent to the financial year in respect of which the bonus is calculated. The salary used as a basis for calculating the bonus is equal to twelve times the employee’s monthly salary as is applicable on November 30 of the financial year in respect of which the bonus is being paid.

If the employment contract has subsisted for only a part of the financial year, the bonus for that financial year is determined on a pro rata basis.

The right to bonus in the event of incapacity for work is governed by the ‘Incapacity for Work’ scheme, which forms part of this service contract.

Bonus percentage

A	Bonus percentage	A	Bonus percentage
> 6 5.9 5.8 5.7 5.6 5.5 5.4 5.3 5.2 5.1 5.0 4.9 4.8 4.7 4.6 4.5 4.4 4.3 4.2 4.1 4.0 3.9 3.8 3.7 3.6 3.5 3.4 3.3 3.2 3.1	44.12 43.38 42.65 41.91 41.18 40.44 39.71 38.97 38.24 37.50 36.76 36.03 35.29 34.56 33.82 33.09 32.35 31.62 30.88 30.15 29.41 28.68 27.94 27.21 26.47 25.74 25.00 24.26 23.53 22.79	3 2.9 2.8 2.7 2.6 2.5 2.4 2.3 2.2 2.1 2.0 1.9 1.8 1.7 1.6 1.5 1.4 1.3 1.2 1.1 1.0 0.9 0.8 0.7 0.6 0.5 0.4 0.3 0.2 0.1	22.06 21.32 20.59 19.85 19.12 18.38 17.65 16.91 16.18 15.44 14.71 13.97 13.24 12.50 11.76 11.03 10.29 9.56 8.82 8.09 7.35 6.62 5.89 5.15 4.41 3.68 2.94 2.21 1.47 0.74

A = Group income as percentage of net Group revenues, as shown in the consolidated Statement of Operations.

INCAPACITY FOR WORK

Attachment forming part of the service contract of Mr van den Belt

General

In the event of incapacity for work the employer will make the following payments to the employee, if need be as a supplement to statutory benefits and benefits from the Océ-van der Grinten Pension Fund.

Employee is obliged to comply with the regulations governing absence from work, as have been laid down by employer.

Payment of wage during first 52 weeks

As a departure from the provisions of the first paragraph of Art. 629 of Title 7.10, Netherlands Civil Code, employee is entitled to 100% of his/her gross monthly salary, after deduction of any statutory benefits, for the first 52 weeks in which he/she does not perform the contracted work because he/she is prevented from doing so because of incapacity for work or because of pregnancy or childbirth. For the rest the other provisions of Art. 629 of Title 7.10, Netherlands Civil Code, will remain applicable.

During such period the employee retains the right to bonus in accordance with the bonus scheme applicable at such moment.

Benefit after 52 weeks

If the incapacity for work continues for longer than 52 weeks, the employee will receive an Incapacity for Work (WAO) benefit and possibly a benefit on the basis of the incapacity for work pension in the Océ-van der Grinten Pension Fund. For a maximum period of three years the employee receives a supplement from the employer, which supplement is calculated in the manner as set out below. The basic assumption in such case is that the employee is fully incapable of working. If the employee is or becomes partially incapable of working, the conditions set out below will be applied accordingly to the percentage of such employee’s incapacity for work.

The supplement will for the first time be determined at the beginning of the first year of incapacity for work and will, on an annual basis, be equal to the difference between the then effective gross annual salary on the one hand and, on the other hand, the incapacity for work loss of wages benefit plus the incapacity for work pension that the employee receives on an annual basis.

If, during the period when the supplement is paid, the employee receives a follow-up incapacity for work benefit, the supplement paid by the employer will at that moment be increased by the difference between the incapacity for work loss of wages benefit and the follow-up incapacity for work benefit.

On January 1 of each year the employer will modify the supplementary payment on the basis of the general salary development for the 900+ category of employees.

The supplement calculated in accordance with the foregoing will be reduced by any income that the employee receives or will receive as a result of or in connection with any other paid activities, in particular the income from supervisory directorships or advisory activities as referred to in the service contract. Employee shall of his/her own accord inform employer once each calendar year and also shortly after each request from employer to such effect – whilst submitting documentary proof – about any income that he has received from paid work during and in respect of the relevant calendar year or during any other period specified by employer.

For the first three years of incapacity for work the employee retains the right to receive a bonus in conformity with the bonus scheme that is applicable at such moment. Thereafter, this scheme will no longer be applicable.

Interruption in incapacity for work

The period of three years during which the employer provides a supplement to the Incapacity for Work benefit shall not be deemed to have been interrupted if, within six months of a full resumption of work, the employee is again classified as being fully or partially incapable of work for the same reason as before; in such a case the remaining duration of the supplementary payment shall never exceed three years, after subtracting the previous period (or periods) of supplements provided in accordance with the present scheme.

Termination of right to bonus/supplement

As a departure from the provisions set out above, the employee no longer has an entitlement to bonus or to a supplementary payment with effect from the date on which:

•	employee terminates the employment contract;
•	employer terminates the employment contract for reasons of urgency;
•	the employment contract is dissolved for serious reasons;
•	the employers’ insurance organisation does not provide (or no longer provides) an incapacity for work benefit;
•	employee reaches pensionable age.

Termination of employment after 2 years of incapacity for work

Employer has the right to terminate the employment contract after 2 years of incapacity for work (52 weeks of illness + 1 year of Incapacity for Work benefit). This does not affect the employee’s entitlements to the provisions set out in this scheme.

Assignment of rights

The employer may require that an employee who qualifies for a supplementary payment should assign to the employer the rights to the Incapacity for Work (WAO) benefit and the incapacity for work pension. In such case the employer will make the assigned benefits plus the supplement available for payment to the employee.

Payment of the wage and the supplements will not take place if the incapacity for work is attributable to non-performance by third parties who are (not) insured against such and against whom Océ would not have an independent right of redress and if the employee would be able to claim compensation against such third parties on account of loss of income. In such case Océ will provide advance payments up to the amount that the employee suffers in the form of lost income, provided that the employee transfers (assigns) to Océ his right to claim damages against such third parties up to (at most) the amounts of the advance payments that have been received.

Such is applicable accordingly to incapacity for work payments that the employee is entitled to on the grounds of his employment contract during the period of his incapacity for work.

Secrecy obligation

Whereas:

The undersigned, J. van den Belt,

is entering into or has entered into a service contract

with Océ N.V., of Venlo, hereinafter referred to as the ‘employer’.

Employer forms part of a group of companies, hereinafter referred to as Océ companies or the Océ Group, which include Océ N.V., of Venlo, as well as all companies whose shares are held directly or indirectly by Océ N.V. A list of such companies is lodged each year at the office of the Commercial Registry in Venlo.

Océ companies seek to achieve their objectives via technological innovation activities, marketing techniques, etc.

Within the framework of the aforesaid objectives the Océ Group has or will acquire major interests whose protection has to be safeguarded.

The aforementioned protection of interests should be safeguarded, inter alia, by the secrecy obligation of the undersigned with regard to the various items of information which come or may come to his knowledge as part of his activities for the Océ Group.

I, the undersigned, therefore declare that, as part of my service contract, I have given the following undertakings:

Article 1. Secrecy

1.1.	That both during the subsistence and after termination of my service contract with employer I will observe complete secrecy with regard to all matters relating to the Océ companies and matters relating to third-party companies that are dealt with by or with the Océ companies that come to my knowledge by virtue of or in connection with my employment.

1.2.	That I will observe this obligation of secrecy not only towards outside parties but also towards the personnel of all Océ companies, such on the understanding that the secrecy obligation shall not apply to the making of announcements in respect of which it is absolutely clear that such form part of the proper fulfillment of my job; in cases of doubt I shall always ask permission from the management of the relevant Océ company or companies.

1.3.	That upon termination of my employment with employer I shall immediately cause to be returned to employer all documents, drawings, formulas and/or other documentation and goods, together with all copies made thereof and notes made thereon.

Article 2. Intellectual property

2.1.	That, to the extent that the rights to be mentioned below do not already accrue to employer by law by virtue of my service contract, I shall transfer to employer or to a third party to be designated by employer the ownership of – and hereby, as far as possible, already transfer to employer the ownership of, which transfer is accepted by employer – all rights whatsoever to and resulting from intellectual property rights, such as rights to models, copyrights, patents, as well as those in respect of and resulting from patentable or non-patentable inventions, relating directly or indirectly to any area in which the Océ companies operate or will operate during my employment, and furthermore all non-patentable administrative or business methods and other similar rights relating to the operation of the Océ companies, such as have been or are to be acquired by me alone or in cooperation with others, both during the subsistence of my employment contract with employer and for a period of one year after termination thereof, whereby these rights comprise, inter alia, the right to apply for patents in the name of employer or of a third party to be designated by employer.

2.2.	That I cannot and will not demand any payment for or in connection with the transfer of the rights referred to under 2.1. in the present article, since such payment is included in the income that I receive from employer.

2.3.	That I shall immediately notify employer of the existence of any right as referred to under 2.1. in the present article and shall provide all cooperation that employer may reasonably require from me for and in connection with the transfer of the relevant right, also with a view to the acquisition, possession and maintenance of such right.

Article 3. Penalty clause

That, if I contravene in full or in part any obligation resulting from my acceptance of the foregoing declaration, I shall for each contravention forfeit to employer – without prior notice of default being required – an immediately payable penalty equivalent to twelve times the gross basic monthly salary most recently received by me (excluding extraordinary circumstances allowance, emoluments, allowances and bonuses) – except where employer claims compensatory damages – and without prejudice to employer’s right to apply any legal remedy that is available to employer.

Venlo,

/s/ J. van den Belt

J. van den Belt

(name, signature)

The above declaration has been accepted by employer.

Venlo

/s/ H.B. van Liemt

Océ N.V.

H.B. van Liemt

(employer, name and function of signatory)

This declaration has been drawn up and signed in duplicate and employee and employer each have a copy hereof.

NON-COMPETITION CLAUSE

Whereas

The undersigned J. van den Belt

is entering or has entered into a contract of employment

with Océ N.V., of Venlo, hereinafter to be referred to as “Employer”.

Employer forms part of a group of companies, hereinafter referred to as “Océ companies” or the “Océ Group”, which shall include Océ N.V., of Venlo, as well as all companies whose shares are held directly or indirectly by Océ N.V

A list of these companies is deposited each year at the office of the Commercial Registry in Venlo.

Océ companies seek to achieve their objectives through technological innovative activities, marketing techniques, and so on.

As part of the aforesaid objectives, major interests whose protection needs to be safeguarded have been or will be acquired by the Océ Group.

The aforesaid safeguarding of interests is guaranteed, inter alia, by the non-competition obligation of the undersigned as set forth below.

As part of my contract of employment I, the undersigned, therefore give the following undertakings:

1.(a)	For such time as I, the undersigned, work for Employer and/or for another company forming part of the Océ Group I shall not, except with Employer’s express prior consent in writing, in any capacity or in any way whatsoever be directly or indirectly involved in any competing activity, whether or not within a corporate context.

The foregoing shall also be applicable even where there is no question of a contract of employment or of any other contract to perform work or involving remuneration in whatever form and to whomsoever paid. Acting as supervisory director of or as adviser to a competing company shall likewise require the aforementioned consent.

(b)	Also after the termination of my contract of employment I shall, for a period of 2 (two) years as from such date, also be bound to the obligation set forth under 1.(a), subject to dispensation as referred to under 4 below.

2.	A competing activity shall be understood to mean any activity which during the period of 2 (two) years prior to the termination of my work for Employer fell within the field:

(a)	in which the Océ company (companies) for which I am or was working is/are or was/were involved, or

(b)	in which I am or was involved in my work, whether or not on behalf of Employer himself or on behalf of any other Océ company inside or outside the Netherlands.

3.	Exempted from the obligation mentioned under 1 is the holding of a financial interest in a competing company whose shares are quoted on the stock exchange, in so far as such holding amounts to less than ½% (one half per cent) of the total issued share capital.
The holding of a financial interest of more than ½% (one half per cent) as referred to above in the present article shall require Employer’s prior consent.

4.	A request for dispensation from the obligations referred to under 1 should be submitted in writing to Director Corporate Personnel & Organisation accompanied by a statement of the party whose service I wish to enter or for whom I intend to perform work and of the post and the work which I shall hold or fulfil there respectively or, as the case may be, the work which I wish to perform on a free-lance basis.
This request must in such case also be submitted within the period of 2 (two) years after termination of the contract of employment with Employer, as referred to under 1.(b), even where a previous dispensation has already been granted by Employer in respect of another post or other work.
I shall be released from the obligation referred to under 1 if Employer responds favourably to a request made by me for dispensation from such obligation or, alternatively, if Employer does not respond within 30 (thirty) days after receipt of my written request.

5.	If Employer refuses to grant the dispensation requested by me for all or part of the 2 (two) year period referred to under 1, for reason other than the absence of the information set forth above, Employer shall pay to me an amount of compensation to be specified in more detail and covering at most the period during which dispensation was refused. Such period shall commence immediately after the contract of employment has been lawfully terminated.

The compensation shall be payable as from the date on which the dispensation was refused.

If the refusal has already been notified to me prior to the date of termination of the contract of employment, the compensation shall be payable as from the date on which the contract of employment was lawfully terminated.
The compensation referred to herein consists of a supplementary amount on top of the benefits which I may claim pursuant to the social security legislation or similar regulations, on the understanding that the aggregate of such benefits plus the aforesaid supplementary amount -all to be calculated over a 1 (one) month period- shall be equal to 80% (eighty per cent) of the gross monthly salary received by me from Employer at the date of termination of the contract of employment.
Only in the event of there being no entitlement whatsoever to benefits as referred to above will the compensation to be paid by Employer be equal to 80% (eighty per cent) of the above mentioned gross monthly salary, on the understanding that as soon as I am in receipt of such benefits I shall notify Employer of such fact and such benefits shall then be deducted from the compensation to be paid by Employer in the manner as indicated above.

6.	If, after my written notice of default, Employer fails within a period of 10 (ten) days to comply with his obligations to pay the above mentioned compensation, my obligations arising from the present clause shall lapse.

7.	If I am in receipt of the compensation referred to under article 5 and also receive income from work performed in whatever capacity-whether it be on a free-lance basis, or as an employee, or on behalf of a third party or third parties- I shall provide Employer with a specification of such income, in which case Employer shall take action in accordance with the provisions of article 5 relating to benefits pursuant to the social security legislation or similar regulations.

8.	If I am in receipt of the said compensation and I perform activities in conflict with any obligation referred to in the present clause, the above mentioned compensation shall no longer be payable and, where it has already been disbursed, must be repaid by me. If I lodge an appeal to the effect that the obligation has been fulfilled by me, I shall furnish Employer with the relevant proof thereof. The present provisions are without prejudice to Employer’s other rights arising from the present declaration.

9.	The compensation arrangement as referred to in article 5 of the present clause shall not be applicable if my contract of employment or relationship with Employer is terminated on the grounds of a reason given by me to Employer and recognised as urgent within the meaning of the law.

Venlo,

Place

/s/ J. van den Belt

Signature

J. van den Belt

The above declaration has been accepted by Employer.

Venlo

Place

Océ.N.V.

Mr. H.B. van Liemt

Employer, name and post of signatory

The present declaration has been drawn up and signed in duplicate and employee and Employer each have a copy.